PART II


OFFERING MEMORANDUM DATED AUGUST 28, 2O23

MDFZ, LLC
1801 Century Park East, 24th Floor, Los Angeles, CA 90067
www.legionm.com

My Dead Friend Zoe III **Interests Representing**
Up to $1,000,000 of MDFZ Shares

Minimum Investment Amount: $100


MDFZ, LLC ("MDFZ" "the company," "we," or "us"), is offering up to $1,000,000 worth of securities called "MDFZ Shares," which will give investors the right to receive a portion of the revenue generated by MDFZ, a company that holds the rights to the movie by "My Dead Friend Zoe" ("The Picture"). The investment will be made in reliance on Regulation Crowdfunding ("Regulation CF offering") through My Dead Friend Zoe III (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of MDFZ Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the MDFZ Shares issued by the company and pass through the rights related to the MDFZ Shares, or the "Securities." For more detail regarding the Securities see "Securities Being Offered."

The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The company must reach its Target Amount of $50,000 by November 1, 2023. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by November 1, 2023, no MDFZ Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Investors in this offering will be purchasing the right to receive a portion of the revenue generated by MDFZ (see "Securities Being Offered"). This is not a sale of capital stock representing an ownership stake in MDFZ. All proceeds from this offering will be used to: (i) pay for expenses outlined in the budget, (ii) repay bridge loans received during the production (iii) repay the expenses that have already been paid for ("Budgeted Expenses") related to the production, marketing, and distribution of The Picture and (iv) pay the legal, accounting, marketing, and platform fees related to this offering. The SPV does not charge any fees to investors, nor does it add any expenses to be deducted in the calculation of Net Profits. For important information regarding the distribution of Net Profits to investors in this offering, see "Securities Being Offered" and "Risk Factors."

Investment commitments may be accepted or rejected by the company, in its sole and absolute discretion. The company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, Wefunder Portal LLC (the "Intermediary"). All committed funds will be held in escrow with First-Citizens Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

MY DEAD FRIEND ZOE

In September 2022 Legion M announced their intention to produce My Dead Friend Zoe ("The Picture"). MDFZ tells the story of a female veteran engaged in a mysterious relationship with her wise-cracking (and dead) best friend from the Army. At its core it is a dark comedy drama feature film. It explores a complicated friendship, a divided family, and the complex ways in which we process grief.

Inspired by writer-director Kyle Hausmann-Stokes' real life experiences with post-traumatic stress disorder ("PTSD") and the loss of his best friend/soldier to suicide, the script explores complicated subject matters with levity and magical realism that we believe is entertaining, apolitical and rife with social impact.

The Picture was shot and production was wrapped on July 12, 2023. It is currently in post-production with an estimated finish date of January 2024. The company is hoping to have a rough cut of the film available to submit to Sundance Film Festival in September 2023.

The film cast the following actors: Ed Harris, Morgan Freeman, Sonequia Martin-Green, Natalie Morales, Gloria Reuben and Utkarsh Ambudkar.

Distribution of The Picture

The manner in which The Picture is distributed will impact the type of revenues it generates. Potential distribution channels include, but are not limited to:

- Theatrical box office;
- VOD platforms (e.g., iTunes, Amazon, etc.);
- Streaming platforms (e.g., Netflix, Hulu, etc.);
- Advertising supported channels and VOD platforms (e.g., Tubi, Pluto, etc.);
- DVDs and Blu-Rays;
- Secondary distribution windows, such as television rights; and
- Other partners licensing The Picture (e.g., airlines, etc.).

See also "Risk Factors – Risks Related to The Picture" and "Securities Being Offered – Distribution of Revenue."

Our Business Plan

Goals for The Picture, some of which have already been achieved, include the following:

- Develop and produce a compelling and valuable feature film property.
- Attract top level talent.
- Utilize the lowest possible budget while achieving the highest quality production value.

The budget has been carefully crafted with several goals in mind:

- Attract premium casting.
- Utilize Oregon state/province tax rebates. The Picture has qualified for these rebates as of May 5, 2023.
  - Shooting the majority of the film in Oregon will yield us approximately $700K in tax rebate, depending on how much we spent there. The rebate will be used to pay for budgeted expenses of The Picture.
- Maintain the highest possible production value.
- Manage the budget so that it will increase the likelihood of an optimal sales/acquisition with follow-on profitability potential.

Currently, we intend to maintain a budget of approximately $4.5 million with the announced cast that includes Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, Gloria Reuben and Utkarsh Ambudkar.

Please see "Use of Proceeds" for information about how Investors' funds will be used.

Our Parent Company – Legion M

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

We believe that what makes Legion M a different type of entertainment company is that Legion M has been built from the ground up to be owned by fans rather than Venture Capitalists or Wall Street investors. Legion M has and continues to take advantage of historic new equity crowdfunding laws that allow the public to invest in our company, including from the earliest stages of our development. We believe being owned by a large community of fans gives us competitive advantages that could ultimately make us one of the most influential companies in Hollywood.

Though you will not own equity in Legion M, it is important that you know about Legion M to evaluate your investment. If Legion M were to fail as a company, it could jeopardize your ability to receive returns from your investment, including a return of the initial amount that you have invested. For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to Legion M as a company, and ask yourself questions like the following:

- Do they have the talent and resources to accomplish their goals?
- Are they financially solvent, and will they remain so long enough to distribute revenue returned by the project?

Additional information about Legion M, including information related to its business, financial information and capital structure can be found on the SEC's EDGAR filing system, https://www.sec.gov/edgar/browse/?CIK=1674163, these files include Legion M's annual reports under Regulation A and Regulation CF.

Employees

The company does not currently have any employees.

Regulation

The company will be utilizing production incentive tax rebates available in the state of Oregon. In accordance with OAR 951-002-0005, The Picture applied to the Oregon Production Investment Fund Office (the "Office") for a determination of eligibility for a production spending rebate for a qualifying television or film production, as such rebates are authorized by ORS 284.368. In accordance with OAR 951-002-0020(4), the Office recommended to the Oregon Business Development Department (the "Department") that the application be approved, and the Department has determined that company is eligible. Also, The Picture qualifies for the Oregon R-OPIF Incentive Award from funds derived from the r-Oregon Production Investment Fund created by ORS 284.368(4).

Intellectual Property

As of the date of this offering memorandum, MDFZ, LLC owns all rights in and to the screenplay MY DEAD FRIEND ZOE, having purchased these rights from writer Kyle Hausmann-Stokes via a purchase agreement dated May 18, 2023. MDFZ, LLC filed for assignment of copyright from Kyle Hausmann-Stokes to MDFZ, LLC on June 2, 2023. MDFZ, LLC owns all rights, titles and interests in and to the results and proceeds from all work done in connection with the production of The Picture via contracts with the companies and individuals providing services.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The parent company is currently without a headquarters while management works remotely.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company, and its parent, Legion M, is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as the pirating of intellectual property, hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Related to The Picture

Investors in this offering will be purchasing a right to receive a pro rata distribution of the Net Profits generated by The Picture, which is a highly risky investment and may result in the total loss of the investment. The company will finance, produce and exploit The Picture and the ancillary rights therein held by the company:

- in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in The Picture is suitable only for those investors who do not require liquidity in their investment;
- the production of The Picture by the company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to the investors, and therefore ANY POTENTIAL INVESTOR SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;
- the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change;
- the success of a film may also be significantly affected by the number and popularity of its actors, as well as other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by The Picture.

This investment is speculative due to the nature of the film and entertainment industry. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in inability to complete production which would result in abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that company will exploit The Picture so as to enable company to recoup all or any portion of your Investment or to yield a profit on your Investment. Furthermore, until the completion of post-production and the sale of The Picture to a distributor, the company will not derive any revenues from The Picture. In addition, company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of The Picture.

There can be no assurance that The Picture will generate any revenue or profits. No assurance can be made, and no representation, warranty, covenant or agreement is made, that the project being developed hereunder will generate revenue sufficient to distribute cash to Investor and further Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment. Investors should seek independent legal counsel before making an investment commitment and must understands that there is an extremely high risk of loss associated with making the Investment and ensure they can bear such loss. Investors must rely solely on their own advisors and/or investor's internal personnel with knowledge and expertise qualifying them to analyze and evaluate the transaction herein contemplated.

We will use the proceeds from this offering to pay expenses related to the production and distribution of The Picture, including paying back money loaned to the production by Legion M or other bridge lenders, prior to any

stream of revenue being generated. To date the company has paid approximately $3,588,057 in expenses related to production of The Picture. We estimate total expenses, including those related to marketing and distribution of The Picture plus legal, accounting, administrative, platform and marketing costs of this offering, will amount to $4,440,361 once post-production has been completed. The proceeds from this offering will be used to pay back Legion M, the short-term bridge loans, and to pay any remaining expenses related to production of The Picture. Investors in this offering will have the right to receive a pro rata portion of any Net Profits generated by The Picture, but there cannot be any guarantee that The Picture will succeed in generating any such Net Profits. Therefore, investors in this offering risk losing the full amount of their investment.

Other stakeholders will be paid from the Gross Picture Revenue generated by The Picture before investors will be entitled to receive any Net Profits. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures. For details, see "Description of Securities Being Offered and Rights of the Securities of the Company – SPV – Revenue Distributions." See also the Investment Agreement included with this offering statement as Appendix A.

Motion picture production involves a number of significant risks that could delay or prevent completion of the Picture. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of The Picture or make completion impossible. If The Picture is not completed, no revenues will be derived from The Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of company. To the extent that contributions to the capital of company are insufficient to cover all production costs of The Picture, all such contributions may be lost.

The Picture is being produced without the coverage of a completion bond. By investing, Investors will acknowledge that The Picture will not be covered by a completion bond and there is no guarantee of completion of The Picture. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Distribution of motion pictures, such as The Picture, involves substantial risks outside of our control. Distribution of films requires specialized marketing expertise and considerable financial resources. The company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

There is presently no contract with any distributor to distribute The Picture. The success of The Picture will be dependent upon our ability to complete The Picture, the attractiveness of the final product to a distributor and the distributor's ability to exploit the picture (which may include the distributor's ability to commit substantial sums to promote The Picture successfully). Legion M may not have the financial or business capability to distribute The Picture itself. The gross revenue derived from The Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for The Picture. Legion M has no agreement at this time with any third party for the distribution of The Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to us from the exploitation of The Picture. There is no assurance that such negotiations will result in revenues or profits. Furthermore, although Legion M has agreed to use commercially reasonable efforts to cause The Picture to be distributed, there is no assurance that The Picture will be distributed or that such distribution will be profitable. The fact that any distributor derives profits from its distribution of The Picture will not, in turn, assure that investors in this offering, the company or other producers will also derive profits therefrom.

There are multiple distribution channels for films, and each method of distribution usually has different revenue allocation arrangements. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. Furthermore, these difference distribution channels may also impact the amount of customary "of the top fees" that are deducted by third parties from revenue before Legion M receives its portion of the revenue. See also "My Dead Friend Zoe - Distribution of the Picture" and "Securities Being Offered – Revenue Distribution."

The ongoing impact of the COVID-19 global pandemic could materially and adversely affect our business, financial condition, and results of operations. Since fiscal 2020, the economic, social and regulatory impacts associated with the COVID-19 global pandemic, continued measures to prevent its spread, and the resulting economic uncertainty, have affected the entertainment business in general and Legion M's business in particular, in a number of ways. Legion M has experienced delays in theatrical distribution of its films, both domestically and internationally, as well as delays in the production of film and television content (resulting in changes in future release dates for some titles and series). Although film and television production have generally resumed in full, disruption of production activities could occur again, depending on local circumstances. We cannot predict whether productions will be paused again or the impact of incremental costs required to adhere to new health and safety protocols. Additionally, although theaters have generally reopened, we are not able to accurately predict if and at what level consumers will return to movie theaters. We have incurred and we may continue to incur additional costs to address any government regulations and the safety of our employees and talent. All of these impacts could place limitations on our ability to execute our business plan and materially and adversely affect our business, financial condition and results of operations.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us and The Picture. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

The success of The Picture is dependent upon the performance of third parties. Even if The Picture is completed there is no assurance that a distributor will agree to release or otherwise distribute the Picture. No assurance can be made that The Picture will be produced. No assurance can be made that if The Picture is produced, a distributor will agree to release The Picture or that The Picture will otherwise be distributed, or if a distributor agrees to release The Picture, that the release will be on a certain minimum number of screens or backed by a certain minimum amount of advertising, and no representation, warranty or assurance to the contrary has been made. Furthermore, if an agreement is reached with a particular director, actor, distributor or other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by company in the event any such party breaches its obligations to the ultimate detriment of Investor. Further thereto, no breach by a third party of an agreement or other duty in connection with The Picture shall be a breach of this Agreement.

The film and entertainment business is highly competitive. We intend to engage in a highly competitive business and therefor the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of The Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, The Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of The Picture may have a material adverse impact on Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Entertainment projects can be risky, and often budgets run over. The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

There are current union strikes that could impact sales of the production. The Writer's Guild of America (WGA) and the Screen Actors Guild-American Federation of Television and Radio Artists (SAG-AFTRA) are both currently on strike. Neither the company nor the writer of The Picture are members of or signatories to the WGA; however, Legion M is a signatory of SAG-AFTRA. Although other guilds on The Picture have "no strike" clauses in their contracts, it is possible that individual members of the crew would refuse to cross a picket line in order to work. Although the company has applied for an interim agreement with SAG-AFTRA, there is no guarantee from SAG-AFTRA that such an agreement will be negotiated and signed, or that SAG-AFTRA will be able to put such interim agreement into place within the timeline that the company requests. If an interim agreement is fronted that covers SAG-AFTRA performers, such a new contract may increase the budget of The Picture for actor fees, fringe payments and residual payments. There is no guarantee that the company can shoulder this increased budget. If company is not approved for or does not sign an interim agreement with SAG-AFTRA, it will be considered a "struck company," and no talent will be able to provide additional services until the SAG-AFTRA strike is over. These services include ADR, looping, approval of stills and behind-the-scenes assets, publicity, interviews, red carpet premieres and the like. Some talent's representatives are hesitant to sign contracts (even for work already performed prior to the strike), which could affect company's ability to deliver The Picture for distribution.

Even if a project is successful, it is likely to take a long time for us to realize profits. Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years.

Public perception is important in the entertainment industry. In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Although we have no reason to believe that anyone involved in The Picture has done, or will do, anything to cause public outrage or get "cancelled," there remains a risk that statements made by our partners, or events involving them, even if misinterpreted or inaccurately reported, may result in a negative public reaction and harm our ability to distribute and successfully market The Picture. As a result, the ability of The Picture to raise revenue through ticket sales to the public, streaming deals or other methods of distribution, will be impaired and may result in material adverse impact on revenue. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director, employees, or celebrities who are featured in our films and TV shows may harm our business.

Risks Related to MDFZ LLC

Our auditor has issued a "going concern" opinion. A "going concern" opinion on MDFZ LLC financial statements means they are not sure that we will be able to survive as a business without additional financing. We have raised $4,122,075 to date to fund the production. As of August 21, 2023, the company has raised $2,612,075 in equity finance under the same terms as this offering and $1,500,000 of bridge loans with various terms. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We depend on a small management team and may need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our managing member Legion M and the two appointed managers, Paul Scanlan and Jeff Annison. Should any of them discontinue working for Legion M, Legion M will need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that Legion M will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Legion M is the sole managing member of our company and appoints managers for the company that are employees of Legion M. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent managers including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

Public perception is important in the entertainment industry. Our long-term financial viability and business prospects are highly dependent on Legion M's ability to maintain credibility and exude confidence among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against Legion M's business, any of its officers, directors or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making the company susceptible to negative postings, and false allegations about The Project. As a company raising money from the crowd, the company's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." For instance, our managing member, Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent that Legion M and the company continue or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business.

Risks Related to the Securities

You will not have any voting rights. By investing in this offering, you will be purchasing membership interests in an SPV that will mirror the rights of the MDFZ Shares issued by the company to the SPV. Neither the membership interests nor the MDFZ Shares have voting rights or other preferences. Accordingly, holders of My Dead Friend Zoe III membership interests will not have any influence on the company's management or how it handles The Picture, including whether to sell The Picture.

You will not have the ability to influence management. Other than as set forth in this Form C, no Investor in this offering will have the right to participate in the management of the business of MDFZ or SPV, including related to The Picture. Accordingly, investors should not invest unless they are willing to entrust all aspects of management to MDFZ, which includes the right and power to, among other things, abandon The Picture at any time for any reason.

The offering terms have been set by MDFZ's management. Legion M has set the maximum offering amount to be raised in this offering at $1,000,000. The minimum amount of investment to participate in this offering is $100. Legion M established that each MDFZ Share will be deemed to be one unit for each $1.00 invested and will entitle the holder to a certain percentage of future revenue streams upon certain conditions. However, for purposes of determining the amount of net revenue to be distributed, investors will be entitled to their pro rata share of Net Profits based upon the percentage amount of their principal investment in The Picture. Terms for this type of security are purely speculative. Our terms have not been validated by any independent third party. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of in this revenue stream related to The Picture. You should not invest if you disagree with these terms.

The characteristics of the MDFZ Shares, including payment terms, no maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The MDFZ Shares may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing MDFZ Shares. The characteristics of the MDFZ Shares, including the payment terms, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The MDFZ Shares may not be a suitable investment for you based on your ability to withstand a loss of your principal amount invested or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any MDFZ Shares, you should consider your investment allocation with respect to the amount of your contemplated investment in the MDFZ Shares in relation to your other investment holdings and the diversity of those holdings.

Holders of MDFZ Shares are exposed to the credit risk of our company. MDFZ Shares are our full and unconditional obligations. If we are unable to make payments required by the terms of the agreements, you will have an unsecured claim against us, but not against any other party, including our managing member. MDFZ Shares are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, we cannot assure you that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The MDFZ Shares are unsecured obligations. The MDFZ Shares are unsecured general obligations of MDFZ. The MDFZ Shares will be general unsecured obligations and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the MDFZ Shares by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of MDFZ Shares. Therefore, as unsecured obligations, there is no security to be provided to the holders of the MDFZ Shares.

The investors placement in the waterfall may not result in a return on your investment. Other stakeholders (i.e., debt investors, sales agents, unions, those who have deferred their compensation, for example) will be paid before investors are entitled to receive any Net Profits. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures prior to investors in this offering receiving any revenue. This means that if The Picture fails to achieve enough revenue to pay those who sit before the Investors in the waterfall, the investors may not receive a return on their investment. Further, investors may only be repaid after a debt investor's senior position is repaid, so if a debt investor takes a senior position in the waterfall, investor's return on investment may be delayed until the senior debt is repaid in full, plus interest; Investor may not be repaid at all if The Picture does not earn enough Gross Picture Revenue to cover debt, costs and expenses that sit ahead of investor in the waterfall. See "Securities being offered" for more information regarding the waterfall.

Investor's Equity Backend may be diluted if a debt investor receives any percentage of the backend. If a debt investor requires a percentage of the backend to secure its debt, that percentage will be borne by the Equity Investor Backend, and all equity investors will share in a smaller pool of backend (i.e., a debt investor may ask for 2% of 100% of all backend, which would be 4% of the 50% that represents Equity Investor Backend). Investors have no control over whether the company agrees to such terms from debt investors, and Investor takes the risk that company may negotiate a deal that directly impacts Investors' share of the backend.

Any decision regarding debt investors receiving Equity Backend will be negotiated by individuals who may have different economic interests than you do. Investors in this offering will not have any say in the negotiations of any debt financings; those negotiations will be done by the Producers. The Producers may be able to reduce the interest payments, and therefore reduce the amount of money paid out ahead of them in the waterfall – by treating such savings as an equity investment and thereby reducing the Equity Investor Backend. This could affect your pro-rata pari passu split of the Equity Investor Backend without the Producers being detrimentally effected. See "Securities being offered" for more information regarding the waterfall.

Investors will be subject to the terms and conditions that company negotiates in the Collection Account Management Agreement ("CAMA"). Investors will not be a signing party to the CAMA, and will therefore have to rely on company to negotiate the CAMA's definitions, terms and conditions on Investor's behalf. Investors will neither know, nor be able to negotiate, any of the nuanced information, terms and conditions defined or addressed in the CAMA, nor how the CAMA will be structured until it is finalized. Changes to definitions in the CAMA are possible, as there will be stakeholders in the CAMA that include without limitation, company, Initial Equity Investors, Unions, Sales Agents (as applicable) and actors (as applicable), amongst other stakeholders. Investors will have no input over the language in the CAMA and will have to rely on Company's negotiation and finalization of all terms in the CAMA without recourse to terms that result in a less advantageous position to Investor.

Investors have no approval over actor deals. Investors have no control or input over the terms, conditions and structure of actor deals including, without limitation, how and when actor fees are paid, how actors are treated in terms of travel, crew needs, publicity and premieres, how much backend actors receive from producer's Net Profits, and whether actors are entitled to any deferred compensation, box office bonuses or streaming bonuses, including without limitation, how such deferments or bonuses are structured. This means that if an actor negotiates a deal that results in payment of box office or streaming bonuses outside of the waterfall (sometimes actors can negotiate such terms when a distributor picks up a film), then that actor may be paid additional monies relating to the Picture before Investors recoup, for example. It also means that if actors negotiate to be paid box office or streaming bonuses inside the waterfall, they may be paid prior to any of your return on investment. See "Securities being offered" for more information regarding the waterfall.

There is no current market for MDFZ Shares. There is no formal marketplace for the resale of the SPV membership interests or the MDFZ Shares they mirror. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our MDFZ Shares on an over-the-counter market. It is hard to predict whether we will ever sell The Picture, in which case the funds generated by the sale will be distributed to Investors in accordance with the Investment Agreement included with this offering memorandum as Appendix A. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

Any dispute regarding the Investment Agreement for this offering will be resolved by arbitration conducted in the State of California, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation. The Investment Agreement for this offering (pursuant to which the SPV will acquire the rights that are passed on to Investors) provides that the sole forum for any dispute arising thereunder will be arbitration in Los Angeles, California. As a result, investors (through the SPV) would not be able to pursue litigation in state or federal court for any disputes pertaining to the Investment Agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Investment Agreement is enforceable under federal law and the laws of the State of Delaware. Investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors' ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement. For details see the Investment Agreement included in this offering memorandum as Appendix A and available at https://wefunder.com/terms#investor.

Investors will be subject to federal income tax consequences. The SPV expects to be treated as a partnership for U.S. federal income tax purposes. Each investor, in determining its U.S. federal income tax liability, must take into account its allocable share of income, gain, loss, deduction and credits of the SPV, without regard to whether it has received distributions from the SPV. Consequently, Investors may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of the SPV's taxable income using cash from other sources. The consequences to investors of an investment in the SPV are complex. Accordingly, each prospective investor is advised to consult its own tax counsel as to the specific tax consequences of an investment in the SPV. The SPV has not been structured to provide tax benefits to investors, and an investment in the SPV should not be based on the expectation that tax benefits will accrue therefrom.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that WeFunder instruct the escrow agent, First-Citizens Bank, to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors via the SPV. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the SPV and will have no such rights.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. We do not intend to register the Securities or the underlying MDFZ Shares in connection with an initial public offering or as a class under the Exchange Act, and you will have no right to require the company to do so. You also will not have the right to require the managing member to redeem your Securities. As a result, if you decide to sell your Securities, you may not be able to find a buyer.

Your MDFZ Shares will be subject to transfer restrictions. In addition to a one-year transfer restriction imposed by Regulation CF, investors will be subject to transfer restrictions imposed by the SPV Subscription Agreement to which they must become a party prior to investing in this offering. The transfer restrictions in the SPV Subscription Agreement do not expire and require investors to obtain written permission from the SPV and MDFZ prior to selling or otherwise transferring their Securities. For details see the SPV Subscription Agreement included in this offering memorandum as Appendix A.

The amount raised in this offering may include investments from company insiders or immediate family members. Managers and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to any Wefunder processing fee. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (*e.g.*, minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will not be investing directly into MDFZ or have a direct contractual agreement with them for the revenue share, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in the SPV, a series of Wefunder SPV, LLC, the SPV, and with the money you pay, the SPV will buy our MDFZ Shares. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the MDFZ Shares. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing prior to the 2021 regulatory changes, and there may be unforeseen risks and complications. You will also be relying on Wefunder Admin, LLC, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this process is relatively new, so there may be delays, complications and unexpected risks in that process.

Investors will have to subscribe to invest through the Wefunder SPV. In order to invest in this offering, investors must agree to become a party to the Investment Agreement and the SPV Subscription Agreement, each included as Appendix A and Appendix B, respectively, and available at https://wefunder.com/terms#investor.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The sole managing member of the company is Legion M. Legion M has appointed Paul Scanlan and Jeff Annison as managers of the company.

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Managers				
Paul Scanlan	Manager	52	Appointed in April 2023	Full-time
Jeff Annison	Manager	51	Appointed in August 2023	Full-time

Paul Scanlan – Manager

Paul Scanlan is a manager of the company since April 2023. Mr. Scanlan was Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Anninson – Manager

Jeff Anninson is the manager of the company since August 2023. Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

Under the Company's Operating Agreement Legion M Entertainment is the sole managing member, and has right to exercise all powers and authority vested in a member under the California Revised Uniform Limited Liability Company Act (the "Act"). In other words, Legion M holds all the voting power in the company.

USE OF PROCEEDS

In order to produce and film The Picture, the company incurred a debt in the amount of $1,620,000 including financing fees. We anticipate needing $500,000 - $750,000 total funding depending on how much of our contingency we use to repay those loans and finish production. We anticipate that all the funds from this offering will go to repay the debt. We are additionally raising funds from investors in other offerings.

Minimum $50,000 Raise

If the company raises the minimum offering amount of $50,000, then Wefunder will receive a 7.5% cash commission of $3,750. The company will use the remaining $46,250 to pay off bridge loans already incurred in developing and producing The Picture. After that, the company plans to raise additional funds from other investors (including, potentially, Legion M) to pay off bridge loans already incurred in developing and producing The Picture.

For disclosure regarding risks related to The Picture if we are unable to raise enough funds to complete it, please see "Risk Factors."

Maximum Raise of $1,000,000

If the company raises the maximum amount of $1,000,000 in this offering, then Wefunder will receive a 7.5% cash commission of $75,000. Legion M will use the remaining $925,000 will be used to pay off bridge loans already incurred in developing and producing The Picture.

* Wefunder charges 7.5% fees on investments made via Regulation CF

Note that any unspent proceeds from the offering (e.g., leftover contingency and/or savings from expenses that were lower than expected) will be held in reserve until all bills are paid and marketing/premieres are completed, including a component for the music unions which can take up to 4 years to bill us), after this, all remaining funds will be treated as Collected Gross Receipts. See the Investment Agreement included with this offering memorandum as Appendix A for details.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of The Picture.

FINANCIAL DISCUSSION

Financial Statements

Our financial statements can be found on page 27 to the Form C of which this offering memorandum forms a part. The financial statements were audited by Artesian. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this offering memorandum.

The company's operating expenses consist of general and administrative costs, which includes the development and production of The Picture.

Prior to the April 28, 2023 (inception), the company incurred $6,000 for casting and producer expenses, which were paid by a related party on the company's behalf. These advances are non-interest bearing and are payable on demand. In addition, the company spent $342 on incorporation costs, legal, copyright filing and audit.

Operating Results

The company's revenues for the period from April 28, 2023 ("Inception") to August 21, 2023, were $0.

As of inception, the company has no operating results; since inception, until July 21, 2023 the company has spent approximately, $2,400,601 on production and post-production costs, marketing, legal and insurance costs.

Liquidity and Capital Resources

To date, the company has not earned any revenues and is still a "development stage company". The company has recorded losses at the time of inception in the total amount of $342.

The company was initially capitalized by advances in the amount of $16,342 from Legion M to fund startup operations and has since raised capital from multiple sources via traditional Regulation D financing at the same terms as this offering and supplemented by two bridge loans (details below) to finance the production.

The company had approximately $0 cash on hand as of April 28, 2023, and has $436,583 cash on hand as of August 21, 2023. Additional funds will be needed to bring the film to market and may also be required to finish the film. If this happens, we may raise more capital or secure another loan.

> *Indebtedness*

MDFZ, LLC secured $1,500,000 in short term debt, subject to meeting various conditions, plus interest and fees in the amount of $170,000, of which $50,000 will be converted into equity and $120,000 is due when the loan is due. The first bridge loan is due September 21, 2023 in the amount of $1,000,000. The second bridge loan is due October 15, 2023 in the amount of $500,000. The notes bear interest at rates between 10%-20%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 20% premium. The notes are subject to various security provisions, including collateralization against all assets of the company, the company's equity raise proceeds, tax credits, project revenues, and various other rights.

Legion M, the company's managing member initially funded the MDFZ, LLC bank account in the amount of $10,000. These funds are reimbursable when The Picture is funded.

Trends

We believe the ever-evolving film industry is a fascinating reflection of technological advancements, shifting audience preferences, and innovative storytelling techniques. Diversity and inclusion are becoming more important, streaming services are more popular, international films are gaining prominence, and documentaries are making a comeback. These trends show how cinema is always evolving and adapting to new circumstances.

As we keep our fingers on the pulse of the film world, we can not only anticipate and adapt to changes, but also contribute to the ongoing metamorphosis of this powerful medium. We believe we are poised to make an impact.

RELATED PARTY TRANSACTIONS

The company and Legion M intend to execute a Production Services Agreement (the "Production Services Agreement"). Pursuant to this agreement, Legion M, the company's sole managing member will receive $200,000 in producer fees for producing this film.

The company and Legion M intend to execute the Production Services Agreement.   Pursuant to the Production Services Agreement Legion M, the company's sole managing member will receive $150,000 in fees for hard costs and services related to marketing The Picture.

See "Financial Discussion" for information about related party indebtedness.

RECENT OFFERINGS OF SECURITIES

Since inception we have made the following issuances of securities:

The Company raised $2,752,075 in equity, comprised of $777,075 from a Regulation D investment on WeFunder and $1,975,000 was raised through Regulation D under private investments. WeFunder and the aforementioned private investments through Regulation D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall. See "Securities being offered" for more information regarding the waterfall. The proceeds of that offering were used for the company formation, development, and production of The Picture.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of membership interests representing the MDFZ Shares and the Company's Operating Agreement. The MDFZ Shares are an investment contract under which investors will receive their pro rata share of net revenue generated by The Picture (the "Investment Agreement"). The following description is qualified in its entirety by the terms of the Operating Agreement and Investment Agreement included in this offering memorandum as Appendix C and Appendix A. Further distributions under the Investment Agreement, will depend on a future contract that will be executed related to The Picture – the Collection Account Management Agreement ("CAMA"). Some terms describe below in "Revenue Distributions" will have the same meaning as those in the CAMA, which will be executed at a later date. Investor will need to rely on the MDFZ to negotiate favorable terms for investors, see "Risk Factors" above.

The investment will be made through My Dead Friend Zoe III (the "SPV"), a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The securities in this offering will be issued by both the company and the SPV. The proceeds from the offering will be received by the SPV and invested immediately in the Securities issued by the company. The SPV will be the legal owner of the MDFZ Shares. Investors in this offering will own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Securities (and the MDFZ Shares into which they convert) as if they had invested directly with the company.

Investors in this offering will become members of the SPV, under its operating agreement (the "SPV Operating Agreement"). Separately, there is an Operating Agreement for MDFZ, LLC (the "Operating Agreement'). Investors in this offering will not become members under the Operating Agreement, but rather as discussed above will have membership interests in the SPV, which is a party to the Investment Agreement with MDFZ. The section "Revenue Distributions" below describes what you will receive under that agreement.

The Operating Agreement

The operating agreement for MDFZ, LLC is made and entered into as of April 23, 2023 (the "Operating Agreement"). Pursuant to the terms of the Operating Agreement Legion M is the sole owner and sole managing member of the company. The management of the company is vested in the managers, who are appointed by Legion M. The managers may accept investments from outside investors who may be considered non-managing members of the company.

Investment Contributions by Non-Managing Members: "Investment Contribution" shall mean any contribution to the company by an outside investor or debtor to fund the company's operations through the making, execution and performance of contracts therefor ("Investment Contracts"). Investment Contributions may earn or charge interest if the terms of the investment allow for such interest to be earned or charged because it is approved in a signed writing by the managing member, Legion M or its designated manager(s) via an Investment Contract.

Distributions: All profits and losses of the company shall be allocated to Legion M unless otherwise stated in an Investment Contract. Legion M shall have the right to receive all distributions of profits, if any, as and when they are made by LLC unless otherwise stated in an Investment Contract.

Transfer: on the death, bankruptcy, insolvency, liquidation or dissolution of a Member ("Member Dissolution"), its interest in the company shall descend to and vest in its legal representatives or other successors. If Non-Managing Members hold active Investment Contracts with the company upon Member Dissolution, Member(s) shall ensure that such Investment Contracts are honored through the engagement of a collection account manager or similar methodology.

Restrictions on transfer: Sale or exchange of an interest in the company may be made by a member: (i) if counsel for the company has determined that the intended disposition is permissible under this Operating Agreement and does not violate any federal or state securities laws, or the rules and regulations thereunder and (ii) if the person is competent and not prohibited by law from holding such interest.

Winding Up: Winding up and the liquidation process can be found in Section 7.4 of the Operating Agreement.

Revenue Distributions

Pursuant to the Investment Agreement, SPV Subscription Agreement and the CAMA, investors in this offering will be entitled to their share of revenue.

Backend Revenue shall derive from Equity Investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for The Picture. If debt lenders require a backend position for a reduction in debt costs, the investor agrees that such points shall come out of the Equity Investor Backend. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +11% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $4,500,000 budget fully financed by equity).

Operative Waterfall (the "Waterfall"): All revenue derived from the exploitation of The Picture, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a CAMA in the following manner and order:

1. First, to the CAM in payment of the CAMA company's remuneration and the actual, verifiable CAM expenses as outlined in a CAMA, as applicable; and thereafter

2. to fund the Residuals Set-Aside; and thereafter

3. towards the payment of Additional Union Payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and Sales Expenses with domestic sales
    a. agent fee capped at no greater than ten percent (10%) and international sales agent fee capped at no greater than twelve and one-half percent (12.5%); and thereafter

5. as a reserve to the Production Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to Debt Investors in payment of any principle or interest due on any applicable loan against the Picture, Tax Credit Loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the Investment Amount, plus premiums capped at no greater than twenty percent (20%) thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments that are pre-approved in writing by Morgan Freeman, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:
    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount; and
    b. 50% shall be deemed producer's Net Profits and shall be allocated on a pari passu basis.

Investors will receive annual K-1 tax statements from the SPV.

No Voting Rights

The SPV Interest and the underlying MDFZ Shares do not entitle investors to any voting rights. To the extent holders of the SPV Interests and underlying MDFZ Shares are given the opportunity to vote on a matter called to attention by MDFZ, the Lead Investor in this offering will have that right to vote pursuant to a proxy granted to Lead Investor. For details, see "Investment Agreement" available at https://wefunder.com/terms#investor.

No Other Preferences or Redemption

Holders of the MDFZ Shares will have no other preferences in the event of dissolution or liquidation, nor any redemption rights.

Transfer Restrictions

In addition to a one-year transfer restriction imposed by Regulation CF, investors will be subject to transfer restrictions imposed by the SPV Subscription Agreement to which they must become a party prior to investing in this offering. The transfer restrictions in the SPV Subscription Agreement do not expire and require investors to obtain written permission from the SPV and Legion M prior to selling or otherwise transferring their Securities. For details see SPV Subscription Agreement included in this offering memorandum as Appendix B.

Investor Perks

$100 to $4,999 - FINANCIER: *Estimated Value – $1*
- name included in the FINANCIER portion of the credits.

$1,000 to $4,999 - GOLD FINANCIER: *Estimated Value – $11*
- one script signed by the writer/director; name included in the GOLD FINANCIER portion of the credits.

$5,000 to $14,999 - PLATINUM FINANCIER: *Estimated Value – $12*
- one script signed by the writer/director; name included in the PLATINUM FINANCIER portion of the credits.

$15,000 to $49,999.99 - TITANIUM FINANCIER: *Estimated Value – $61*
- one script signed by the writer/director, name included in the TITANIUM FINANCIER portion of the credits, 2 tickets to the red carpet premiere.

$50,000 to $199,999.99 - ASSOCIATE PRODUCER: *Estimated Value – $61*
- one script signed by the writer/director, 2 tickets to the red carpet premiere, and one Associate Producer credit, on-screen, in the end credit roll.

We are of the opinion that these investor perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the investor perks are a "thank you" to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any investor perks before investing.

What it Means to be a Minority Holder

As an investor in the company's MDFZ Shares, you are purchasing a right to a revenue stream in the company, which will only receive revenue from The Picture. You will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of Securities

For a year, the Securities can only be resold:

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The Securities purchased by investors in this offering will be subject to transfer restrictions imposed by the SPV Subscription Agreement. For details see also "Risk Factors – Your MDFZ Shares will be subject to transfer restrictions" and the SPV Subscription Agreement included with this offering memorandum as Appendix B.

How we Determined the Offering Price

The company is offering membership interests representing MDFZ Shares, which entitles investors to participate in future revenue streams, if any, that related to The Picture. The company determined the offering price of the securities by reference to the budgeted expenses of The Picture.

Transfer Agent

The company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its SPV.

REGULATORY INFORMATION

Disqualification

Neither the company, the SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual Reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's parent's website at https://legionm.com/investorrelations.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

Legion M is required to make annual and semi-annual filings with the SEC. Legion M makes annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. Legion M will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. Legion M will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

These filings will relate to Legion M and its results and will only reflect specific information about The Picture to the extent required by applicable accounting principles.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Compliance Failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here,
https://wefunder.com/mydeadfriendzoe_regcf/

MDFZ, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

APRIL 28, 2023 (INCEPTION)



To the Managing Member of
MDFZ LLC
Los Angeles, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of MDFZ LLC (the "Company"), which comprise the balance sheet as of April 28, 2023 (inception), the related statements of operations, changes in members' equity/deficit, and cash flows for April 28, 2023 (inception), and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows as of April 28, 2023 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet commenced planning principal operations, has not yet generated revenues or profits, and plans to incur significant costs in pursuit of its capital financing plans and film production. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 21, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


MDFZ, LLC
BALANCE SHEET


	April 28, 2023 (Inception)
ASSETS	
Cash and cash equivalents	$ -
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Due to Related Party	$ 6,342
Total liabilities	6,342
Members' equity/(deficit)	(6,342)
Total liabilities and members' equity/(deficit)	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

MDFZ, LLC

STATEMENT OF OPERATIONS

	At Inception April 28, 2023
Revenues	$ -
Operating expenses:	
General and administrative	342
Sales and marketing	-
Total operating expenses	-
Net loss	$ (342)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


MDFZ, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)


	Total Members' Equity
Balances at April 28, 2023 (inception)	$ (6,000)
Net Loss	(342)
Balances at April 28, 2023	$ (6,342)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

MDFZ, LLC

STATEMENT OF CASH FLOWS

	At Inception April 28, 2023
Cash flows from operating activities:	
Net loss	$ (342)
Adjustments to reconcile net loss to net cash used in operating activities:	
Services paid by related party	342
Net cash used in operating activities	-
Net change in cash and cash equivalents	
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -
Supplemental Disclosure of non-cash flow financing activities:	
Pre-inception expenses paid by related party	$ 6,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

MDFZ, LLC (the "Company") is a limited liability company formed on April 28, 2023 (inception) under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." The Company is headquartered in Los Angeles, California.

As of April 28, 2023 (inception) the Company had commenced planned principal operations and had not generated revenue. The Company's activities since inception have consisted of formation activities, capital raising activities, and principal operations which include the development and production of a feature film. Since principal operations have commenced, the Company will incur significant additional expenses. The Company is dependent upon additional capital resources for the ongoing costs of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of April 28, 2023 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, a provision for income tax is not recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, "Income Taxes" for accounting for uncertainty in income taxes recognized in a Company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

Effective January 1, 2020, the Company adopted FASB ASU No. 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. The adoption of ASU 2019-02 has had no material impact on the Company's financial position, results of operations or cash flows.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU effective on inception and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PRE-INCEPTION EXPENSES**

Prior to the April 28, 2023 (inception), the Company incurred $6,000 for casting and producer expenses, which were paid by a related party on the Company's behalf. These advances are non-interest bearing and are payable on demand.

5. **MEMBERS' EQUITY/(DEFICIT)**

MDFZ, LLC is wholly owned by Legion M Entertainment, Inc. and 100% of the members' equity/(deficit) belongs to Legion M Entertainment, Inc. The Company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

No capital has been contributed to the Company as of April 28, 2023 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

6. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through August 21, 2023, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

- Legion M initially funded the MDFZ, LLC bank account in the amount of $10,000 which is reimbursable once the project is funded.

- The Company raised $2,752,075 in equity, comprised of $777,075 from a Reg D investment on WeFunder and $1,975,000 was raised through Reg D under private investments. WeFunder and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below. Backend Revenue shall derive from equity investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $2.5M budget fully financed by equity).

- Operative waterfall: All revenue derived from the exploitation of the Picture, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

   1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

   2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including Investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

    and

    b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

- MDFZ, LLC secured $1,500,000 in short term debt, subject to meeting various conditions, and includes interest and fees in the amount of $170,000, of which $50,000 will be converted into equity and $120,000 is due when the loan is due. The first bridge loan is due September 21, 2023 in the amount of $1,000,000. The second bridge loan is due October 15, 2023 in the amount of $500,000. The notes bear interest at rates between 10%-20%. $500,000 of the notes are convertible into stock in Legion M Entertainment, Inc. if and upon a default event at a 20% premium. The notes are subject to various security provisions, including collateralization against all assets of the Company, the Company's equity raise proceeds, tax credits, project revenues, and various other rights.

- The feature film currently titled "My Dead Friend Zoe" was shot and production was wrapped on July 12, 2023. It is currently in post-production with an estimated finish date of January 2024.

- The film qualified for a tax-credit rebate from the State of Oregon.

My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company") a Delaware Limited Liability Company

Unaudited Financial Statements

As of August 25, 2023



Unaudited

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Balance Sheet

As of August 25, 2023
(Unaudited)

Balance Sheet	April 28, 2023
Assets	
Current Assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$0.00**
Securities	$0.00
Property and equipment - net	$0.00
Total assets	**$0.00**
Liabilities and Stockholders Equity	
Current liabilities:	
Accounts payable	$0.00
Accured expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of units issued	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$0.00**
Total liabilities and stockholders' equity:	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Income Statement

As of August 25, 2023
(Unaudited)

Income Statement	April 28, 2023
Assets	
Current Assets:	
Revenue - net	$0.00
Cost of revenue	$0.00
Prepaid expenses and other assets	$0.00
Gross profit/loss	**$0.00**
Operating Expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Statement of Cash Flows

As of August 25, 2023
(Unaudited)

Statement of Cash Flows	April 28, 2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	($0.00)
Cash at beginning of period	**$0.00**
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Statement of Changes in Equity

As of August 25, 2023
(Unaudited)

Statement of Changes in Equity	April 28, 2023
Operating Balance	$0.00
Net profit/loss	$0.00
Units Issued	0
Ending Balance	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC

Notes to the Financial Statements
As of August 25, 2023
$USD

1. ORGANIZATION AND PURPOSE

My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on August 25, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in MDFZ LLC in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of MDFZ LLC. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

Unaudited

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Appendices

Appendix A – Investment Agreement

Appendix B – SPV Subscription Agreement

Appendix C – MDFZ Operating Agreement

Appendix D – "Testing the Waters" Materials

Appendix E – Video Transcripts

Appendix F – Campaign Page